

September 19, 2024

Shufang Gao
Chief Executive Officer
Tianci International, Inc.
Unit B,10/F., Ritz Plaza, No.122 Austin Road, Tsim Sha Tsui
Kowloon, Hong Kong 999077

> **Re: Tianci International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 5, 2024**
> **File No. 333-280089**

Dear Shufang Gao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Risk Factors
While we believe that we and our subsidiaries are currently not required to obtain permissions or approvals from Mainland China..., page 34

1. Please revise to clarify that although certain risks specific to variable interest entities may not be applicable to you, the issues and risks identified in the Division of Corporation Finance's November 23, 2020 "Disclosure Considerations for China-Based Issuers" related to China-based operating companies registering securities with the SEC do still apply, and that the PRC government has oversight authority notwithstanding the fact that your operations are based in Hong Kong.

<u>General</u>

2.	We note your disclosure that you do not believe you are required "to obtain any permissions or approvals from the Mainland China authorities, including but not limited to the China Securities Regulatory Commission ("CSRC") and the Cyberspace Administration of China ("CAC"), to operate Roshing's business or to list our securities on the U.S. exchanges and offer securities, including but not limited to issuing our common stock to foreign investors; and (ii) we and our subsidiaries have not applied for or been denied of any such permissions or approvals from the Mainland China authorities." Please tell us whether you relied upon an opinion of counsel with respect to such conclusions and if not, revise in to state as much and explain why such an opinion was not obtained. Additionally, revise your disclosure to clarify whether you or your subsidiaries are required to obtain any permissions or approvals from Hong Kong to operate your business and revise your risk factors as appropriate. To the extent that you are subject to any permission or approval requirements, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

	Please contact Matthew Derby at 202-551-3334 with any questions.

							Sincerely,

							Division of Corporation Finance
							Office of Technology